Exhibit 12.1

	000000000000000	000000000000000	000000000000000	000000000000000	000000000000000	000000000000000
	Three Months Ended	Year Ended January 31,

	April 30, 2012	2012	2011	2010	2009	2008

Earnings:
Earnings (loss) from continuing operations before income taxes (excluding equity in earnings of unconsolidated entities and noncontrolling interest)	$24,162	$(110,206)	$199,871	$(2,005)	$(101,187)	$4,372

Adjustments to earnings:
Interest incurred, net of capitalized interest	58,516	259,676	308,319	341,455	354,360	310,826
Amortization of loan procurement costs	2,869	11,789	11,461	13,630	11,590	10,607
Previously capitalized interest amortized into earnings	3,089	11,883	16,469	14,884	12,845	10,920
Cash distributions from unconsolidated entities	16,014	97,048	105,195	93,968	116,801	97,685
Portion of rents representative of interest factor	982	4,767	8,218	11,330	13,461	12,058

Earnings, as adjusted	$105,632	$274,957	$649,533	$473,262	$407,870	$446,468

Fixed charges:
Interest expensed	$58,516	$259,676	$308,319	$341,455	$354,360	$310,826
Interest capitalized	33,571	193,448	172,664	112,887	107,222	96,398
Amortization of loan procurement costs	2,869	11,789	11,461	13,630	11,590	10,607
Portion of rents representative of interest factor	982	4,767	8,218	11,330	13,461	12,058

Total fixed charges	$95,938	$469,680	$500,662	$479,302	$486,633	$429,889

Preferred Dividend Requirements	6,289	25,156	19,287	-	-	-

Total Fixed Charges and Preferred Dividends	$102,227	$494,836	$519,949	$479,302	$486,633	$429,889

Ratio of earnings to fixed charges (1)(2)	1.10	(3)	1.30	(4)	(5)	1.04

Ratio of earnings to fixed charges and preferred dividends (1)(2)	1.03	(3)	1.25	(4)	(5)	1.04

(1)	Included in earnings from continuing operations are non-cash charges related to depreciation and amortization of $52.8 million, $217.7 million, $233.9 million, $255.8 million, $255.7 million and $217.2 million for the three months ended April 30, 2012 and fiscal years ending January 31, 2012, 2011, 2010, 2009 and 2008, respectively. Depreciation and amortization reduces earnings from continuing operations, but does not impact our ability to cover our fixed charges.

(2)	Included in earnings from continuing operations are non-cash charges related to impairment of real estate of $1.4 million, $119.3 million, $4.8 million, $8.9 million, $1.3 million and $0 for the three months ended April 30, 2012 and fiscal years ending January 31, 2012, 2011, 2010, 2009 and 2008, respectively. Impairment of real estate reduces earnings from continuing operations, but does not impact our ability to cover our fixed charges.

(3)	For the fiscal year ended January 31, 2012, the ratios were deficient of achieving a 1:1 ratio by $194.7 million and $219.9 million for the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred dividends, respectively.

(4)	For the fiscal year ended January 31, 2010, each ratio was deficient of achieving a 1:1 ratio by $6.0 million.

(5)	For the fiscal year ended January 31, 2009, each ratio was deficient of achieving a 1:1 ratio by $78.8 million.